Organigram Closes Third Tranche of Previously Announced BAT Private Placement Investment

TORONTO, Ontario - March 3, 2025 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today that on February 28, 2025, the Company closed the third and last of three tranches (the "Third Tranche") of the previously announced C$124,559,674 follow-on strategic equity investment (the "Investment") by BT DE Investments Inc. (the "Investor"), a wholly owned subsidiary of British American Tobacco plc ("BAT"). Pursuant to the Third Tranche closing, the Investor acquired 7,562,447 common shares (the "Common Shares") and 5,330,728 Class A preferred shares (the "Preferred Shares" and together with the Common Shares, the "Shares") of the Company at a price of C$3.2203 per Share (the "Per Share Price") for gross proceeds of USD$28,955,918.44 (equal to C$41,519,891)1.

"With all three tranches of the Jupiter private placement now funded, Organigram has approximately C$57.8 million to further invest from its Jupiter strategic investment pool after completing investments of C$21 million in Sanity Group and C$2.7 million in Open Book Extracts," said Paolo De Luca, Chief Strategy Officer of Organigram. "Opportunities in the space have only improved with cannabis valuations at historically weaker levels and many cannabis and hemp companies unable to access cost-efficient growth capital despite fundamentally strong businesses. We look forward to continuing to roll out our international and differentiated product strategy supported by the Jupiter platform."

As previously announced, most of the Investment is being used by Organigram to fund a strategic investment pool, named "Jupiter" (the "Jupiter Pool"). The Jupiter Pool was designed to accelerate Organigram's international growth ambitions and targets investments both overseas and in the United States. All potential investments will undertake rigorous legal compliance and due diligence processes.

Early Warning Disclosure

Immediately following the closing of the Third Tranche, the Investor beneficially owned 40,134,389 Common Shares and 13,794,163 Preferred Shares, representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.

As previously announced, the Investment was undertaken in three (3) tranches, each subject to the satisfaction of certain conditions. Under the first tranche (the "First Tranche"), which closed on January 23, 2024, 12,893,175 Common Shares were issued to the Investor at the Per Share Price. Under the second tranche (the "Second Tranche"), which closed on August 30, 2024, 4,429,740 Common Shares and 8,463,435 Preferred Shares were issued to the Investor at the Per Share Price.

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1 As determined using the average daily exchange rate published by the Bank of Canada on February 26, 2025 for converting Canadian dollars into U.S. dollars, being CAD$1.00 equals USD$0.6974.

Approval by the Company's shareholders, clearance under the Competition Act (Canada), applicable stock exchange approval and certain other conditions to closing of each of the First Tranche, the Second Tranche and the Third Tranche were satisfied in connection with the closing of the First Tranche. The aggregate subscription price of the Shares acquired by the Investor as part of the First Tranche, the Second Tranche, and the Third Tranche was C$124,559,674.36.

Pursuant to the terms of the subscription agreement between the Investor and the Company dated November 5, 2023, as amended pursuant to an amending agreement dated December 20, 2023 (the "Subscription Agreement"), Shares issued in the First Tranche, the Second Tranche, and the Third Tranche were allocated between Common Shares and Preferred Shares, such that if the number of Common Shares owned by the Investor or its affiliates, associates, related parties and any joint actors would have exceeded 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold") after the closing of the applicable tranche, the Company issued to the Investor the greatest number of Common Shares issuable pursuant to such closing without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares (all as more specifically set forth in the Subscription Agreement).

The Preferred Shares are non-voting convertible preferred shares of the Company convertible at the option of the Investor without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis into Common Shares, provided however that the conversion rate will increase at a rate of 7.5% per annum commencing from the initial date on which Preferred Shares are issued, until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Investor entered into the Subscription Agreement in furtherance of its strategic investment in the Company. The Investor intends to review its investment in the Company on a continuing basis and may, subject to the terms of the A&R Investor Rights Agreement (as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Company, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise. Pursuant to the Subscription Agreement, unless otherwise consented to in writing by the Investor in advance, the Company is required to use one-half of the proceeds from each of the First Tranche and the Second Tranche for general corporate purposes, and one-half of the proceeds of each of the First Tranche and the Second Tranche, and all of the proceeds of the Third Tranche, to fund the Jupiter Pool, subject to adjustment in accordance with the terms of the Subscription Agreement. The Jupiter Pool is to be invested by the Company in accordance with the terms of reference provided for in the A&R Investor Rights Agreement.

Pursuant to the amended and restated investor rights agreement entered into between the Investor and the Company concurrently with the closing of the First Tranche (the "A&R Investor Rights Agreement"), the Investor has the right to nominate up to 30% of the board of directors of the Company (the "Board"), subject to the Investor maintaining certain share ownership thresholds. The Investor is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, the Investor has certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. The Investor is permitted to engage with the Board regarding the Company's business and prospects.

This press release is being issued, in part, pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which requires an early warning report to be filed under the Company's profile on SEDAR+ at www.sedarplus.ca containing additional information respecting the foregoing matters. You may also contact the Investor's media centre at +44 (0) 20 7845 2888, Victoria Buxton at +44 (0) 20 7845 2012 or Amy Chamberlain at +44 (0) 20 7845 1124 to obtain a copy of the early warning report once filed.

Further details relating to the Investment can be found in the press release issued by the Company on November 6, 2023 and the Company's management information circular dated December 20, 2023 (the "Circular").

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor.

Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O' Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Circular, and the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:

Megan McCrae, Senior Vice President - Global Brands and Corporate Affairs
megan.mccrae@organigram.ca

For Investor Relations enquiries:

Max Schwartz, Director of Investor Relations
investors@organigram.ca